EXHIBIT 21 –SUBSIDIARIES OF WIDEPOINT CORPORATION

Name	State of Incorporation

WidePoint NBIL, Inc.	Illinois
WidePoint IL, Inc.	Illinois
Chesapeake Government Technologies, Inc.	Delaware
Operational Research Consultants, Inc.	Virginia
iSYS LLC	Virginia

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